Exhibit 99.1

Golden Star Reports Preliminary 2019 Production Results and Provides Guidance for 2020

2019 Financial Results Conference Call Details Below

TORONTO, Jan. 22, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce its preliminary production results for the fourth quarter ("Q4") and full year ("FY") for 2019 and its guidance for FY-2020. The 2019 cost performance and FY-2019 financials will be released on February 18, 2020 after market close.

HIGHLIGHTS

  Q4-2019 production totalled 52koz, up 4% over Q3-2019. FY-2019 production therefore totalled 204koz, delivering on the upper end of the 190 - 205koz revised guidance range.
  Wassa had a strong end to the year with grades improving in Q4 and throughput remaining ahead of plan. The underground delivered grades of 3.8g/t in Q4, 33% higher than achieved in Q3.
  At Prestea, the mined and milled tonnes in Q4-2019 were lower than the previous quarter given a lower open pit contribution, underground stope availability and sequencing which was partially offset by an increase in grades.
  The Company ended 2019 with $53.4 million of cash.
  FY-2020 production guidance of 195 - 210koz is in line with 2019 performance. Similarly, the All-in Sustaining Cost1 ("AISC") guidance of $1,080-1,180/oz is in line with the revised guidance for 2019. Underlying this guidance is a range of operational initiatives aimed at improving the deliverability and consistency of our longer-term plans. These include the investment in a second mining method and level at Prestea, as well as the completion of the paste plant project at Wassa.
  We are pleased to announce that Paul Thomson will join the company on January 27, 2020 and will work through a transition period with our current CFO, Andre van Niekerk. Paul joins the Company from a private real estate business and was previously the CFO of Aureus Mining and Berkeley Energia.

Table 1: Preliminary Production Data

(koz)	Quarterly Production					Full Year Production
	Q4 2019	Q3 2019	% change QoQ	Q4 2018	% change YoY	FY 2019	FY 2018	% change YoY
Wassa	41	35	17%	38	8%	156	150	4%
Prestea	11	15	(27%)	11	-	48	75	(36%)
Consolidated	52	50	4%	49	6%	204	225	(9%)

Notes:
1.	See "Non-GAAP Financial Measures".

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:
"The 2019 production performance was in line with the upper end of our revised guidance, thanks to improved performance at Wassa, as expected. While 2019 marked the start of a transformation of the business, 2020 will see Golden Star look to further demonstrate the long term potential of Wassa, and deliver on a new mine plan at Prestea.

At Wassa, we continue to invest in the infrastructure necessary to support the ongoing increase in throughput, which is driving growth in production. This infrastructure includes the paste plant project, electrical upgrades and mine access, together with the step up in development and definition drilling, which is improving our visibility and confidence in future operational plans. The focus at Prestea will remain on the operational turnaround and implementing the outcomes of the operational review carried out in 2019. Much of this work centres around productivity and dilution control in the Alimak stopes and the introduction of the longhole mining methodology to a new level in the mine. This will support the planned increase in production profile and improved cash generation in future years.

Following Andre van Niekerk's decision not to move to London, we are very pleased to announce that we have completed the search process for a Chief Financial Officer, and that Paul Thomson will be joining the Company from January 27, 2020. Paul's experience in the gold industry in Africa will be invaluable as we work to deliver on the opportunities to continue to grow Golden Star. I would like to express my thanks to Andre for his continued support and his commitment to remain with the business to affect an orderly hand over of the CFO's responsibilities to Paul following the release of our 2019 results in February."

FY-2019 RESULTS AND CONFERENCE CALL

Following the release of our FY-2019 financial statements on February 18, 2020, the Company will conduct a conference call and webcast on Wednesday, February 19, 2020 at 10:00 am ET.

Toll Free (North America): +1 833 231 8263
Toronto Local and International: +1 647 689 4108
Toll Free (UK): 0800 051 7107
Conference ID: 7897747
Webcast: https://event.on24.com/wcc/r/2151422/6B38EC7D5988C8FD57C818D1DDCD2EF8 and on the home page of the Company's website: www.gsr.com.

A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

FY-2020 PRODUCTION AND CAPITAL EXPENDITURE GUIDANCE

Table 2: 2020 Production, Cost and Capex Guidance

Asset	Gold Production (koz)	Cash Operating Cost[1] ($/oz)	AISC[1] ($/oz)	Sustaining Capital[2] ($ millions)	Development Capital[2] ($ millions)	Total Capital Expenditures ($ millions)
Wassa Complex	155-165	620-660	930-990	23-25	19-21	42-46

Prestea Complex	40-45	1,400-1,550	1,650-1,850	6.5-7.5	2.5-3	9-10.5

Capitalised exploration	-	-	-	-	3.5	3.5

Consolidated	195-210	790-850	1,080-1,180	29.5-32.5	25-27.5	55-60

Notes:
1. See "Non-GAAP Financial Measures".
2. Development capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects will materially increase production. All other costs relating to existing operations are considered sustaining capital.

FY-2020 Production Guidance

Golden Star's 2020 consolidated production guidance is in line with 2019 production performance. The mid-point of the production guidance for Wassa is 3% ahead of the 2019 performance. We expect a slightly lower contribution from Prestea given minimal open pit production is planned, to some extent offset by the increase in underground ounces.

Cost Guidance
The 2020 AISC guidance at Wassa increases relative to 2019, despite slightly higher production guidance, due to higher sustaining capex, the commissioning of the paste fill plant at the end of Q3-2020, an increased allocation of corporate costs and higher expected royalties.

At Prestea, we expect to see a reduction in AISC compared to 2019 although the cost profile remains elevated. As the optimisation plans deliver results and we introduce a new mining method on 17 Level, we expect the cost profile to improve and to be substantially lower in 2021.

At a consolidated level, we expect AISC to be in line with 2019.

Capex Guidance
The $55-$60 million capex guidance for 2020 is slightly lower than the $62 million guided in 2019. This spend is expected to be weighted to H1-2020, with approximately 60% anticipated to be spent in the first half of the year.

In 2020, capex continues to be focussed on Wassa, driven by the paste fill plant project. The plant is expected to be completed in Q3-2020 with the additional investment of $13.5 million, bringing the total investment to $23 million.

A budget of $3.5 million has been set for capitalised exploration at the mine sites in 2020.

EXPLORATION

In 2019, the Wassa exploration drilling (infill and step-out extension drilling from surface) was completed with a total of 62,350 metres drilled with assay results released in Q4 (for more information please see the Company's news release issued on November 13, 2019). An update of the resource model commenced, the results from which are due to be announced in late Q1-2020. In Q4-2019, the exploration team also completed a detailed review of the exploration portfolio in Ghana, generating a pipeline of early stage target delineation and drill testing targets.

In 2020, the greenfield and brownfield exploration programmes will focus on near mine targets in and around Wassa and Prestea, as well as on regional exploration targets. A total of $2.7 million (in addition to the $3.5 million budget for capitalised exploration) has been allocated for exploration spend that will be expensed.

At Wassa, drilling is focused on several targets in the footwall to the main mining area (B-Shoot) targeting plunge extensions of gold mineralisation between the mined out Wassa South East pit and the recently identified footwall zones in the Wassa "deeps" drilling. This programme will commence in Q1-2020 and consists of an initial 4-6 holes for ~3,000 metres of diamond core on 400 metre-spaced sections drilled from underground platforms.

No further capital is planned at this stage for 2020 on Father Brown while resource estimation and evaluation work progresses in conjunction with desktop mine design work. This will be used to assess whether potential future drill programmes are justified.

BALANCE SHEET

The Company ended 2019 with $53.4 million of cash and total gross debt of $105.1 million, for net debt of $51.7 million.

Table 3: Preliminary Net Debt Position

(US$m)	Q4-2019[1]	Q3-2019	Q4-2018
Cash	53.4	56.8	96.5
Corporate debt	58.1	49.0	56.1
Convertible debenture	47.0	46.4	44.6
Net debt	51.7	38.6	(4.2)

Notes:
1. The debt balances for Q4 are preliminary and are subject to change resulting from adjustments to the amortisation of arrangement fees or the present value of the debenture.

MANAGEMENT CHANGES

The Company is pleased to announce that Paul Thomson will join the Company on January 27, 2020 and, following the transition of the CFO responsibilities after the Company's 2019 results are announced on February 18, 2020, will be appointed Executive Vice President, Chief Financial Officer. Andre van Niekerk has committed to remaining with the Company up to April 2020 to support Paul in his new role. As announced in October 2019, Andre made the decision not to move to London as part of the relocation of the Company's executive team to be nearer to operations in Ghana.

Mr. Thomson has over 25 years of finance and capital markets experience, predominantly in the mining industry. He has held a number of finance, corporate finance and business development roles at mining companies including Aureus Mining, Berkeley Energia and Kazakhmys. Most recently, he has been the Finance Director for a private residential and commercial property developer. He is a chartered accountant and started his career at Ernst & Young.

WASSA MINE

Table 4: Wassa - Preliminary Operational Data

	Q4 2019	Q3 2019	QoQ % change	Q4 2018	YoY % change	FY 2019	FY 2018	YoY % change
Tonnes mined (kt)	376	407	(8%)	310	21%	1,422	1,075	32%
Underground mining rate (Tpd)	4,087	4,423	(8%)	3,364	21%	3,895	2,946	32%
Underground grade (g/t)	3.78	2.84	33%	3.80	(1%)	3.57	4.18	(15%)
Tonnes milled (kt)	389	427	(9%)	402	(3%)	1,548	1,601	(3%)
Head grade (g/t)	3.46	2.70	28%	3.08	12%	3.27	3.06	7%
Recovery rate (%)	95%	95%	0%	95%	0%	96%	96%	0%
Production (koz)	41	35	17%	38	8%	156	150	4%

2019 Performance vs. Guidance

With production from Wassa totalling 156koz in 2019, the mine has delivered on its revised guidance for the year of 150-160koz. The underground mining delivered grades of 3.78g/t in Q4-2019, 33% higher than achieved in Q3-2019. In conjunction with achieving these higher grades, the operation continued to deliver mining rates in excess of 4,000 tonnes per day (tpd). Mining progressed in the 595 and 620 Levels, moving out of the areas where lower than expected grades were experienced in the prior quarter.

Capex
The investment in the paste fill plant and electrical upgrades resulted in an increase in capital spend in Q4-2019. As detailed in the guidance commentary below, the paste fill plant is expected to be completed in Q3-2020 and is being implemented to support the recovery of pillars in new mining areas. Ultimately, this will result in a higher yield of the available ore from the Wassa mine.

2020 Guidance

Wassa is expected to produce between 155 - 165koz in 2020 at a cash operating cost of $620-660/oz and an AISC of $930-990/oz.

Mining rates
We expect mining rates for the FY-2020 to be in excess of 4,000tpd, compared to just under 3,900tpd in 2019, as a result of the ongoing investment in development and definition drilling as well as additional mining fleet. Volumes of any lower grade stockpile material will be minimal during 2020.

Grades
Underground mined grades are expected to remain in line with the average grade achieved in 2019. We are currently finalising our reserve and resource calculations for year-end 2019, and, as part of this process, will be reviewing the future grade profile at Wassa and will be incorporating the results of our drilling programmes during 2019.

Costs
The $620-660/oz cash cost guidance for 2020 shows a slight increase over 2019 guidance ($600-650/oz) due to the introduction of paste filling in H2-2020 and higher expected royalties. The AISC also rises slightly with an acceleration of maintenance spend through the year and an increased allocation of corporate costs. This results in 2020 AISC guidance of $930-990/oz.

Capex
The capital programmes at Wassa are expected to total $42-46 million in 2020 of which $17.5 million is allocated to capitalised development, $6 million is allocated to new mobile equipment and the replacement of components in the existing fleet and $13.5 million is allocated to the completion of the paste fill plant.

PRESTEA MINE

Table 5: Prestea - Preliminary Operational Data

	Q4 2019	Q3 2019	QoQ % change	Q4 2018	YoY % change	FY 2019	FY 2018	YoY % change
Open pit ore mined	112	178	(37%)	32	248%	494	374	32%
Open pit grades (g/t)	1.45	1.62	(10%)	1.01	(44%)	1.56	1.20	(30%)
Underground ore mined (kt)	34	42	(19%)	30	13%	152	123	24%
Underground mining rate (tpd)	374	457	(18%)	322	16%	417	336	24%
Underground grade (g/t)	6.87	5.00	37%	8.56	(20%)	5.58	10.12	(45%)
Tonnes milled (kt)	152	221	(31%)	209	(27%)	719	1,302	(45%)
Head grade (g/t)	2.68	2.26	19%	1.88	43%	2.41	2.04	18%
Recovery rate (%)	86%	87%	(1%)	85%	1%	86%	86%	0%
Production (koz)	11	15	(27%)	11	0%	48	75	(36%)

2019 Performance vs. Guidance

Production from Prestea totalled 47.6koz in 2019 which was ahead of the revised guidance range of 40-45koz, due to the initial benefits from the implementation of the operational review recommendations during the second half of the year.

Grades
In Q4 the work to address dilution in the underground mine delivered improvements, particularly in stope S12, which was the first stope with a reduced raise height. This helped to better control mining execution and manage dilution. The initiative to separate ore from waste to further reduce dilution of the mill feed is also starting to yield benefits with 9,000 tonnes of waste material successfully removed from processing in the quarter.

Stope availability
Underground ore volumes were lower than anticipated due to ore being locked up in stope S13 as a result of oversize material blocking the stope draw point. This ore is expected to be released through Q1-2020 as the mining activity progresses through the adjacent stope S14.

2020 Guidance

Production
We expect production at Prestea to be 40-45koz in 2020. This is slightly below the output seen in 2019, but underlying this is a significant increase in underground production as we expect the open pit contribution to be minimal, at around 2koz, compared to 23koz in 2019.

Throughput
During 2020, we expect to see a step up in volumes delivered from the underground activities to in excess of 500tpd, driven by improved stope cycle times on 24 Level as a result of the implementation of the operational improvement plans. This will be complemented by development and stoping ore from the longhole stopes on 17 Level as we progress through the year.

Grades
The mill feed grade will improve through the year with the continued delivery of the waste separation and dilution initiatives, such as the shorter Alimak stope heights together with the introduction of a smaller Alimak platform.

Costs
We expect to see the overall cost metrics continue to improve as we go through 2020, with expected cash operating costs of $1,400-1,550/oz and AISC of $1,650-1,850/oz. These costs remain above our longer-term targets and our focus will remain on continuous operational optimisations. These initiatives are expected to transition the operation to a much improved cost profile by the end of 2020 and we expect these metrics to fall further during 2021.

Capex
The capital programmes at Prestea are expected to total $9-10.5 million in 2020. The largest component of this is for the additional equipment, including the new development jumbo, the loader and the longhole drill rig all of which will be operational during the first half of the year.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines. Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce1 of $790-$850. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

Notes:
1.	See "Non-GAAP Financial Measures"

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws include but are not limited to, statements and information regarding: gold production of 195-210koz, AISC of $1,080-1,180/oz and cash operating cost per ounce of $790-$850 in 2020; capex of $55-$60 million in 2020, with approximately 60% in the first half of the year; $3.5 million for capitalised exploration and $5 million for exploration spend in 2020; operational initiatives aimed at improving the deliverability and consistency of the Company's longer-term plans; Paul Thomson joining the Company on January 27, 2020 and being appointed CFO following the release of the Company's 2019 results in February; further demonstrating the long-term potential of Wassa and delivering on a new mine plan at Prestea in 2020; the continued investment in the infrastructure necessary to support the ongoing increase in throughput at Wassa; the operational turnaround and implementing the outcomes of the operational review carried out in 2019 at Prestea to support the planned increase in production profile and improved cash generation in future years; the cost profile at Prestea improving and being substantially lower in 2021; the completion of the Wassa paste fill plant project in Q3 2020 with the additional investment of $13.5 million; an updated resource model for Wassa in late Q1 2020; greenfield and brownfield exploration programmes focussing on near mine targets in and around Wassa and Prestea, as well as on regional exploration targets, in 2020; the commencement of a drilling programme at Wassa in Q1 2020; no further capital spend in 2020 on Father Brown; Wassa producing between 155-165koz in 2020 at a cash operating cost of $620-660/oz and an AISC of $930-990/oz; mining rates at Wassa being in excess of 4,000tpd in 2020; underground mined grades at Wassa remaining in line with the average grade achieved in 2019; capital programmes at Wassa of $42-46 million in 2020; Prestea producing between 40-45koz in 2020; a step up in volumes delivered from the underground activities at Prestea in 2020; Improved mill feed grade at Prestea through 2020; continued improvement in the overall cost metrics at Prestea through 2020; expected cash operating costs of $1,400-1,550/oz and AISC of $1,650-1,850/oz at Prestea for 2020; capital programmes at Prestea of $9-10.5 million in 2020; the release of the Company's Q4 2019 cost performance and FY 2019 financials on February 18, 2020. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2018 and in our annual information form for the year ended December 31, 2018 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".
"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cost of sales per ounce" is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance charges), and accretion of rehabilitation provision. For mine site all-in sustaining costs, corporate general and administrative costs (excluding share-based compensation expenses and severance charges) are allocated based on gold sold by each operation. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

"Adjusted net (loss)/income attributable to Golden Star shareholders" is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, severance charges, loss/(gain) on change in asset retirement obligations, and income tax expense. "Adjusted (loss)/income per share attributable to Golden Star shareholders" for the period is "Adjusted net (loss)/income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2019, which are available at www.sedar.com.

Technical Information

The Mineral Reserve and Mineral Resource estimates have been compiled by the Company's technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Mineral Reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the Mineral Reserves.

The Mineral Resource technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The Mineral Reserve technical contents of this press release have been reviewed and approved by and were prepared under the supervision of Dr. Martin Raffield, Senior Vice President, Project Development and Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana" effective date December 31, 2018; and (ii) Prestea Underground - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms "Measured Mineral Resources" and "Indicated Mineral Resources". The Company advises US investors that while these terms are recognized and required by NI 43-101, the US Securities and Exchange Commission ("SEC") does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires Mineral Resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.

View original content:http://www.prnewswire.com/news-releases/golden-star-reports-preliminary-2019-production-results-and-provides-guidance-for-2020-300990845.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/January2020/22/c5129.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 3667 8810, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:30e 22-JAN-20